Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Coca-Cola Bottling Co. Consolidated

Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratios)

	Third Quarter		First Nine Months
	2012	2011	2012	2011
Computation of Earnings:
Income before income taxes	$18,405	$15,877	$47,437	$45,665
Add:
Interest expense	8,463	8,488	25,463	25,170
Amortization of debt premium/discount and expenses	572	603	1,726	1,744
Interest portion of rent expense	496	447	1,481	1,275

Earnings as adjusted	$27,936	$25,415	$76,107	$73,854

Computation of Fixed Charges:
Interest expense	$8,463	$8,488	$25,463	$25,170
Capitalized interest	28	19	62	141
Amortization of debt premium/discount and expenses	572	603	1,726	1,744
Interest portion of rent expense	496	447	1,481	1,275

Fixed charges	$9,559	$9,557	$28,732	$28,330

Ratio of Earnings to Fixed Charges	2.92	2.66	2.65	2.61